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Fresenius Medical Care
                                              Fresenius Medical Care AG
Investor News                                 InvestorRelations
                                              Else-Kroner-Str. 1
                                              D-61352 Bad Homburg

                                              Contact:

                                              Oliver Maier
                                              Phone:  + 49 6172 609 2601
                                              Fax:    + 49 6172 609 2301
                                              E-mail: ir-fms@fmc-ag.com

                                              North America: Heinz Schmidt
                                              Phone: + 1 781 402 9000 Ext.: 4518
                                              Fax:      + 1 781 402 9741
                                              E-mail: ir-fmcna@fmc-ag.com

                                              Internet: http://www.fmc-ag.com
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                                              March 27, 2002


                     FRESENIUS MEDICAL CARE ANNOUNCES RESULT
                    OF CLASS D SPECIAL DIVIDEND CALCULATIONS

            The Company intends to redeem these shares in early 2003
                              for $ 0.10 per share


   Bad Homburg, Germany -- March 27, 2002 -- Fresenius Medical Care AG (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS_p), the world's largest provider of dialysis products and services, and its United States subsidiary Fresenius Medical Care Holdings, Inc. ("FMCH") (OTC: FSMEM.OB, FSMEN.OB, FSMEO.OB and FSMEP.OB), today announced that no special dividend is payable to the holders of the Class D Preferred Stock (the "Class D Shares") of FMCH.

   The FMCH Class D Shares were issued to the common shareholders of W.R. Grace & Co. in connection with the 1996 combination of the worldwide dialysis business of Fresenius AG with the dialysis business of W.R. Grace to form Fresenius Medical Care AG. The Class D Shares trade in the National Association of Security Dealer's OTC Bulletin Board under the symbol "FMSEP.OB".

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   Holders of the Class D Shares are entitled to receive a one-time special dividend from FMCH if and only if the cumulative consolidated adjusted cash flow of Fresenius Medical Care for the five year period ended December 31, 2001, calculated in accordance with the terms of the Class D Shares, exceeds $ 3.7 billion.

   Based on calculations performed by Fresenius Medical Care and reviewed by KPMG Deutsche Treuhand-Gesellschaft, Fresenius Medical Care's cumulative consolidated adjusted cash flow for the five year period ended December 31, 2001 was approximately $ 1.7 billion. Consequently, no special dividend is due or payable with respect to the Class D Shares.

   Fresenius Medical Care's calculation of cumulative adjusted cash flow, accompanied by a certificate of Fresenius Medical Care's Chief Financial Officer confirming that the cash flow calculation was performed in accordance with the terms of the class D shares and a confirmation from Fresenius Medical Care's auditor KPMG Deutsche Treuhand-Gesellschaft to that respect, are being filed as exhibits to reports that Fresenius Medical Care and FMCH will be filed with the Securities and Exchange Commission and will be mailed to holders of the Class D Shares.

   The determination that no special dividend is payable on the Class D Shares does not prohibit or otherwise impact FMC's ability to pay dividends on Fresenius Medical Care AG's ordinary and preference shares or FMCH's ability to pay dividends on its other classes of stock (i.e., FMCH 6% Preferred, Class A Preferred, and Class B Preferred).

   The Class D Shares are redeemable at any time at the option of FMCH at a redemption price of $ 0.10 per share. FMCH intends to redeem the 89 million outstanding Class D Shares at a total expected redemption price of approximately $ 9 million in early 2003.

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   Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals with chronic kidney failure, a condition that affects more than 1,100,000 individuals worldwide. Through its network of approximately 1,400 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides dialysis treatment to approximately 105,830 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company's website at http://www.fmc-ag.com.
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   This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's and Fresenius Medical Care Holdings, Inc.'s reports filed with the U.S. Securities and Exchange Commission. Neither Fresenius Medical Care AG nor Fresenius Medical Care Holdings, Inc. undertakes any responsibility to update the forward-looking statements in this release.

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